[CYTRX CORPORATION LETTERHEAD]

July 16, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Jeffrey P. Reidler, Assistant Director

Re:	Comment letter dated June 7, 2010
CytRx Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 15, 2010
File Number: 000-15327

Ladies and Gentlemen:

By letter dated June 7, 2010 (the “Comment Letter”), the staff of the Division of Corporation Finance (the “Staff”) provided CytRx Corporation (“we,” “our,” “us” or the “Company”) with comments on the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 (the “2009 Report”).

This letter sets forth our responses to the Comment Letter.  We have reproduced below the text of the Staff’s comments, followed by our responses in bold face.  The numbered paragraphs below correspond to the numbered paragraphs of the Comment Letter.

Patent and Propriety Rights, Page 10

1.
Please expand this section to disclose all material patents, the products or technologies to which they relate, the related expiration dates, the jurisdictions that issued them, and indicate if the patents are owned or licensed.

In the Company’s Annual Report on Form 10-K for the year ending December 31, 2010 (the “2010 Annual Report”) we will include under the heading “Patents and Proprietary Technology” (see page 10 of the 2009 Report) the following discussion, with such changes therein as may be necessary to make the discussion complete and accurate as of the date of the 2010 Annual Report:

“As of _____________, 2010, our exclusive license to INNO-206 and related technologies includes one issued U.S. and 30 granted foreign patents or allowed applications.  Patents and applications that cover pharmaceutical compositions of INNO-206, processes for their production, and their use in treatment methods (e.g., cancer, viral diseases, autoimmune diseases, and acute or chronic inflammatory diseases) have an unextended patent term until June 2020.

As of _____________, 2010, our exclusive license to bafetinib and related technologies include two issued U.S. and five granted foreign patents or allowed applications, and five pending foreign applications.  Patents and applications that cover bafetinib, pharmaceutical compositions of befetinib, and their use in treating leukemia have an unextended patent term until June 2023 or December 2024.

As of ______________, 2010, we own rights in 11 issued U.S. and 255 granted foreign patents or allowed applications, and six pending U.S. and 63 pending foreign applications covering arimoclomol and iroxanadine, our proprietary molecular chaperone regulators, and related technologies.  Patents that cover arimoclomol compositions have unextended patent terms until November 2016 or February 2020.  Patents covering arimoclomol treatment methods, including insulin resistance, peripheral nervous system disorders, diabetes, central nervous system disorders (i.e., ALS, multiple sclerosis, and Parkinson’s disease), vascular and endothelial disorders, stroke, and diabetic wound healing, extends patent protection through February 2020 to May 2028.  Patents covering iroxanadine treatment methods, including vascular and endothelial disorders, central nervous system disorders, stroke, and diabetic wound healing extend patent protection through August 2017 to May 2028.  Our molecular chaperone patent portfolio also includes ownership rights in three issued U.S. patents, 42 granted foreign patents, one pending U.S. application, and six pending foreign applications with unextended patent term until November 2016 covering additional aspects of molecular chaperone technology.”

Compensation Discussion and Analysis, page 48

2.
We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

In establishing criteria for the award of discretionary cash bonuses and stock options, our Compensation Committee considers whether the criteria could possibly result in an incentive for any executives to take unwarranted risks in our business and generally seeks to avoid creating any such incentives.  We will include in the 2010 Annual Report appropriate disclosures in response to Item 402(s).

Setting Executive Compensation, page 49

3.	Please disclose the two third-party industry compensation surveys that were used by the Compensation Committee in setting compensation for your executive officers.

The surveys alluded to in the 2009 Report were prepared by Equilar and Salary.com and were publicly available from these sources (on a fee basis in the case of Equilar).  We will identify in the 2010 Annual Report these or any other compensation surveys used in setting our executive compensation.

Annual and Special Bonuses, page 50

4.
We note your disclosure that, “the Compensation Committee bases its discretionary compensation awards on the achievement of product development targets and milestones, efforts related to extraordinary transactions, effective fund-raising efforts, and effective management of personnel and capital resources, among other criteria.”  We also note that during 2009, the Compensation Committee granted cash bonuses to the named executive officers “principally based on their efforts in helping … advance the development of [y]our products and raise capital.”  Please expand your disclosure to discuss with more specificity all of the material performance factors considered for each named executive officer, the Committee’s assessment of each named executive officer with respect to those performance factors, and how the Compensation Committee translated such assessment into the specific bonus awards ultimately granted to each named executive officer.

The determination to award cash bonuses to our named executive officers in 2009 was based on our principal business accomplishments for the year of (1) raising at least $15 million in new capital to meet our ongoing working capital and other corporate requirements, (2) obtaining the removal of the FDA’s clinical hold on our Phase 2b clinical trial for arimoclomol in ALS, (3) completion of preclinical testing of our molecular chaperone candidates for several indications, (4) initiating Phase 2/Phase 3 adaptive clinical trial of arimiclomol in a subset of patients with familial ALS, and (5) presenting favorable interim data from our clinical trial of tamibarotene for APL.  In light of these important accomplishments, our Compensation Committee determined the named executive officers who would be eligible for cash bonuses was based on (X) the contribution of each named executive officer to the achievement of these accomplishment based on (other than with respect to our President and Chief Executive Officer) the advice and recommendation of our President and Chief Executive Officer and (Y) a subjective evaluation of each named executive officer’s individual job performance.  We rank each officer’s performance according to whether it Consistently Exceeds Expectations, Sometimes Exceeds Expectations, Meets Expectations, Sometimes Meets Expectations, or Needs Improvements, based on numerous sub-criteria such as Problem Solving and Expense Management.  No cash bonuses were awarded to any named executive officer rated below Sometimes Exceeds Expectations.

Our Compensation Committee determined the amount of the cash bonus awarded to each eligible named executive officer primarily on the basis of the two salary surveys referred to above and its determination of what would be equitable for each level of officers based on the total cash bonus awarded to our President and Chief Executive Officer.  Our Compensation Committee does not utilize any strict measure of internal pay equity.

We will include these or similarly detailed disclosures in the 2010 Annual Report.

Equity Incentive Compensation, page 50

5.
As in our prior comment regarding annual bonuses, please also discuss the specific factors considered by the Compensation Committee in awarding stock options to each of the named executive officers, summarize the Committee’s assessment of each named executive officer with respect to those factors and explain how the Committee’s assessment resulted in the amount of stock option grants to each named executive officer.

Stock option grants are utilized by our Compensation Committee to provide appropriate incentives to our named executive officers on a going-forward basis to achieve the anticipated demands of our business.  As a general rule, we do not award stock options to compensate for past services of our named executive officers.  In determining the amount of stock options awarded to each officer, our Compensation Committee relied on the salaries surveys referred to above, and factored in the total current options held by the officer and the retention of employees based on their value to the company.  Generally speaking, the Compensation Committee also tries to achieve parity among our officers with the same level of responsibility such as Senior Vice Presidents and Vice Presidents.

We will include a similar discussion of our stock option grant policies and practices in the 2010 Annual Report.

Signatures, page 68

6.
Please amend your Form 10-K to include the signatures of your principal executive officers, your principal financial officer or officers, your controller or principal accounting officer, and at least the majority of the board of directors or persons performing similar functions as required by Instruction D(2) of Form 10-K.

We are filing concurrently with this letter an amendment to the 2009 Report to add the missing signatures.  We will likewise include in our 2010 Annual Report all signatures required by Form 10-K.

As requested in the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me should you have any questions or require additional information in connection with the above.

Very truly yours,

/s/ JOHN Y. CALOZ

John Y. Caloz
Chief Financial Officer

CC:          Michael Rosenthall (SEC)
Steven A. Kriegsman
Benjamin S. Levin
Dale E. Short (TroyGould PC)